Exhibit 99.1

Shareholder Meeting Adjourned to April 26, 2018

Rosetta Genomics Urges Shareholders to Vote FOR the Proposed Merger
with Genoptix

If shareholders do not approve the merger, outstanding ordinary shares likely will cease to have any value

PHILADELPHIA, PA and REHOVOT, ISRAEL / ACCESSWIRE / April 17, 2018 / Rosetta Genomics Ltd. (the “Company”) (NASDAQ: ROSG) today announced that the extraordinary general meeting of shareholders of that was summoned for April 17, 2018, has been adjourned to Thursday, April 26, 2018 at 10:00 AM (PT) in order to provide additional time for the solicitation of votes in favor of the proposed merger of the Company with a subsidiary of Genoptix, Inc. (“Genoptix”). The adjourned meeting will be held at 25901 Commercentre Dr., Lake Forest, CA 92630. The Company and Genoptix have entered into amendments to the merger agreement and related agreements to permit the necessary extensions of the shareholder meeting date and the outside date for completing the transaction.

The matter to be voted upon at the adjourned meeting, and the record date for the shareholders entitled to vote at the meeting, will remain unchanged. For information regarding the matter to be voted upon at the adjourned meeting, see the Company’s proxy statement filed on Form 6-K with the U.S. Securities and Exchange Commission on March 13, 2018.

The Company urges all its shareholders to vote FOR the proposed merger of Rosetta Genomics with a subsidiary of Genoptix, Inc. If the merger is not adopted by the Company’s shareholders or if the merger is not consummated for any other reason, the Company’s shareholders will not receive any payment for their shares in connection with the merger. In addition, because of the Company’s financial condition and continued operating losses, which, among other things, led the Company’s Board of Directors to recommend the merger, we anticipate that we may be required to seek protection from our creditors, or an involuntary petition for bankruptcy may be filed against us in light of our financial condition. In such a case, it is unlikely that the Company’s ordinary shares would have any value. The Board of Directors has explored many different strategic alternatives and concluded that this proposed merger with Genoptix is the best option for all Rosetta Genomics stakeholders.

If any shareholder has questions on the proposed merger or on voting methods, please call Ron Kalfus, CFO of Rosetta Genomics, at 949-587-7522.

About Rosetta Genomics

Rosetta is pioneering the field of molecular diagnostics by offering rapid and accurate diagnostic information that enables physicians to make more timely and informed treatment decisions to improve patient care. Rosetta has developed a portfolio of unique diagnostic solutions for oncologists, endocrinologists, cytopathologists and other specialists to help them deliver better care to their patients. RosettaGX Reveal™, a Thyroid microRNA Classifier for classifying indeterminate thyroid nodules, as well as the full RosettaGX® portfolio of cancer testing services are commercially available through the Company’s Philadelphia, PA-based CAP-accredited, CLIA-certified lab.

Forward-Looking Statement Disclaimer

Various statements in this release concerning Rosetta’s future expectations, plans and prospects containing the words “expect,” “believe,” “will,” “may,” “should,” “project,” “estimate,” “anticipated,” “scheduled,” and like expressions, and the negative thereof, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. These forward-looking statements represent expectations of Rosetta as of the date of this press release. Subsequent events may cause these expectations to change, and Rosetta disclaims any obligation to update the forward-looking statements in the future except as may otherwise be required by the federal securities laws. Rosetta may not be able to complete the proposed transactions on the terms set forth in the merger agreement or other acceptable terms or at all. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the failure to obtain the requisite approval of Rosetta's shareholders or the failure to satisfy other closing conditions, (3) risks related to disruption of management's attention from Rosetta's on-going business operations due to the pending transaction, (4) the effect of the announcement of the pending transactions on the ability of Rosetta to retain and hire key personnel, maintain relationships with their customers and suppliers, and maintain their operating results and businesses generally and (5) risks that the actual purchase price per share could differ from our estimate because the actual amount of payments for outstanding debt, convertible debentures, warrant termination payments, professional fees, expenses and other items could differ from Rosetta's assumptions. Further information on potential factors that could affect actual results is included in Rosetta's reports filed with the U.S. Securities and Exchange Commission (the "SEC").

Additional Information and Where to Find It

In connection with the merger, Rosetta has submitted relevant materials to the SEC and other governmental or regulatory authorities, including a proxy statement and form of proxy card. INVESTORS ARE URGED TO READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ROSETTA AND THE MERGER. The proxy statement, proxy card and certain other relevant materials and any other documents submitted by Rosetta to the SEC may be obtained free of charge at the SEC's website at http://www.sec.gov. Investors are urged to read the proxy statement and the other relevant materials carefully before making any voting or investment decision with respect to the merger.

Rosetta Genomics Investor Contact:

Ron Kalfus

ronk@rosettagx.com

(949) 587-7522

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